14049727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 18 2014

SEC FILE NUMBER
8- 65488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

142 WEST 57TH STREET, 12TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID CONROD (212) 887-1137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

3/27/14

OATH OR AFFIRMATION

I, DAVID CONROD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPCG, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

SHANA SOLERWITZ
Notary Public, State of New York
Registration #01SO6293323
Qualified In New York County
Commission Expires December 9, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCG, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17
LONDONDERRY, NH 03053
TEL. (603) 889-4243
FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of FPCG, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of FPCG, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPCG, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the

United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

March 14, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

FPCG, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Cash and cash equivalents	$	42,671
Certificate of deposit		100,507
Accounts receivable		7,841,160
Allowance for doubtful accounts		(592,900)
Receivables from affiliates		170,145
Notes receivable		412,246
Investments in private investment companies, at cost		592,616
Licenses, net of accumulated amortization ($100,000)		320,833
Other assets		96,204
Total Assets	$	8,983,482

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$	611,328
Accrued expense and other liabilities		1,683,099
Total Liabilities	$	2,294,427
Members' equity	$	6,689,055
Total Liabilities and members' equity	$	8,983,482

See Notes to the financial statements.

FPCG, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

Revenues:		
Placement and advisory fees	$	6,849,265
Interest income		25,099
Other income		12,227
		6,886,591
Expenses:		
Salaries and benefits	$	3,557,574
Professional fees		710,183
Bad debt expense		582,900
Royalty fees		1,587,338
Travel and entertainment		288,187
Interest expense		162,392
Information technology		106,249
Insurance		12,697
Rent & Occupancy		6,600
Administrative expenses		705,501
Amortization expense		50,000
Other expenses		112,186
		7,881,807
Loss on note		(259,000)
Net realized gain (loss) on foreign currency translations		(10,919)
Net loss	$	(1,265,135)

See Notes to the financial statements.

FPCG, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

Member's equity at the beginning of year	$	10,080,827
Net loss		(1,265,135)
Member's contributions in expenses		549,357
Member's distributions		(2,675,994)
Member's equity at the end of the year	$	6,689,055

See Notes to the financial statements.

FPCG, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash Flows from operating activities:		
Net loss		$ (1,265,135)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Net realized gain (loss) on foreign currency translations	$ 10,919	
Expenses paid by affiliate	549,357	
Amortization	50,000	
Changes in operating assets and liabilities:		
Decrease in accounts receivable, net of allowance for doubtful accounts	1,656,553	
Increase in receivable from affiliates	(45,639)	
Increase in notes receivable	164,962	
Increase in other assets	(66,933)	
Increase in accounts payable, accrued expenses	2,110,484	
Decrease in other liabilities	(37,780)	
Net cash provided by operating activities		3,126,788
Cash flows from investing activities:		
Investment in certificate of deposit	(100,507)	
Distributions from investments	(32,998)	(133,505)
Cash flows from financing activities:		
Payment of note payable	(500,000)	
Member's distributions	(2,675,994)	(3,175,994)
Net decrease in cash		(182,711)
Cash at the beginning of the year		225,382
Cash at the end of the year		$ 42,671

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for :	
Interest	$ 172,584

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES

Members contributions of expense	$ 549,357

See Notes to the financial statements.

NOTE 1 - **ORGANIZATION**

FPCG, LLC, d/b/a Forbes Private Capital Group (the "Company", a wholly owned subsidiary of G2 Investment Group, LLC (the "Parent"), was organized in 2002 as a Washington limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides services on behalf of clients for the purchase and/or sale of securities in private placements.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Long-Lived Assets
In accordance with GAAP, we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. For assets which are held and used in operations, the asset is deemed to be impaired if its carrying value exceeds its estimated undiscounted future cash flows. If such assets are considered to be impaired, the impairment loss recognized is the amount by which the carrying value exceeds the fair value of the asset or estimated discounted future cash flows attributable to the asset.

Revenue Recognition
Advisory and placement fees include fees earned from placement agent and advisory services. Nonrefundable retainers received from advisory services are recorded as advisory fee income when received. Placement fees are recognized at the time a transaction is consummated and the income is reasonably determinable.

Income Taxes
The Company is a Limited Liability Company, which does not incur federal income taxes. Instead, its taxable income or loss is reflected by the members on their individual tax returns. No provisions are included in the accompanying financial statements. The U.S. Federal jurisdiction and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments
The Company invests in Limited Partnership units. Such Partnerships are carried at cost and are not readily marketable. The company recognizes a foreign currency gain of loss for investments held in foreign currencies.

Licenses
On May 24, 2010, the Company entered into a Trademark License Agreement with Forbes Financial Services, LLC ("Forbes") to obtain permission from Forbes to utilize the name of FORBES in their business operations and paid Forbes $500,000. The term of the license agreement is five years and will automatically renew for an additional five year term if the total of the upfront license fee and cumulative license fee paid is at least $10 million. The royalty rate on December 31, 2013 was 12% and $1,587,338 in royalty fees were expensed for the year ended December 31, 2013.

Fair Value of Financial Instruments
The carrying amounts of the Company's financial assets and liabilities, including cash, accounts receivable, accounts payable and accrued expenses, approximate fair value because of their short maturities.

Subsequent Events
The Company has evaluated its subsequent events through March 14, 2014, the date that the accompanying financial statements were available to be issued. The Company is currently involved in a proposed management buyout from the Parent. Effectively upon completion of the buyout FPCG will no longer be a wholly owned subsidiary of G2 Investment Group, LLC. As a result of the proposed buyout the Company will be recapitalized with sufficient funding from several new investors to cover the current Net Capital deficiency plus a significant excess.

On February 28, 2014, the Company filed notification with the Securities and Exchange Commission and FINRA in accordance with subparagraphs (b) and (e) of Rule 17a-11 under the Securities Exchange Act of 1934, as amended, to report a Net Capital Deficiency and the Material Inadequacy that resulted in the deficiency as of that date. As a result the Company will file an amended FOCUS report for the quarter ended December 31, 2013.

NOTE 3 - ACCOUNTS RECEIVABLE

Trade accounts receivable are stated at the amount the Company expects to collect. The allowances for doubtful accounts are maintained for estimated losses resulting from the inability of its customers to make required payments. We consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Due to the nature of the accounts receivable balance, we believe the risk of doubtful accounts is minimal. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We provide for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remains outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We recorded $592,900 in bad debt expense in 2013. The allowance for doubtful accounts was $592,900 at December 31, 2013.

NOTE 4 - RELATED PARTY TRANSACTIONS

FPCG, LLC is a member of a controlled group of companies G2 Investment Group, LLC. These companies share office facilities, personnel, operating costs and other expenses. The Parent pays the costs of such expenses and allocates the pro-rata share to each respective entity, including the Company, without reimbursement. Such expenses allocated to the Company are considered contributed capital to the Company when paid by the Parent. During the year ended December 31, 2013 such expenses and capital contributions totaled $549,357.

The Company shares certain other revenues and expenses, or acts as paying or receiving agent for the other members of the controlled group. As of December 31, 2013, the net amounts due from these affiliates were $170,145.

NOTE 5 - NOTES RECEIVABLE

During the year ended December 31, 2013, the Company loaned monies to certain officers in return for notes bearing interest of 4% and maturing on dates ranging from January 31, 2014 to December 21, 2014. As of December 31, 2013, accrued interest on the notes receivable was $19,143 and is included within the notes receivable balance in the accompanying Statement of Financial Condition.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had regulatory net capital of ($2,151,249), which is deficient by $2,304,211. If the management buyout transaction is completed as contemplated, the Company should have sufficient capital to rectify the deficiency. (see Note 2 Subsequent events) As a result of the deficiency FINRA has ceased operations effective March 3, 2014 until such deficiency has been cured.

NOTE 7 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2013. As of December 31, 2013, there were no cash equivalent balances held at financial institutions that are not insured.

The Company transacts business with a limited number of parties. During the year ended December 31, 2013, revenues from the largest customer represented 36% of the total revenues. As of December 31, 2013, the largest accounts receivable represented 32% of the total accounts receivables.

FPCG, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2013

FORBES PRIVATE CAPITAL GROUP, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total ownership equity from statement of financial condition	$ 6,689,055
Total nonallowable assets from statement of financial condition	8,840,304
Net capital (deficit) before haircuts on securities positions	(2,151,249)
Haircuts on securities	-
Net capital (deficit)	$ (2,151,249)
Aggregate indebtedness:	
Total liabilities from statement of financial condition	$ 2,294,427
Less: Non aggregate indebtedness note payable	-
Total aggregate indebtedness	$ 2,294,427
Percentage of aggregate indebtedness to net capital	-106.7%
Computation of basic net capital requirement:	
Minimum net capital required (1500% of A.I.)	$ 152,962
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 152,962
Deficient net capital	$ (2,304,211)
Deficient net capital at 1000%	$ (2,380,692)

FPCG, LLC

RECONCILIATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2013

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED December 31, 2013	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT December 31, 2013
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 9,121,485	$ (2,432,430)	$ 6,689,055
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	9,031,467	(191,163)	8,840,304
Haircuts on securities	-	-	-
Total deductions	9,031,467	(191,163)	8,840,304
Net capital (deficit)	$ 90,018	$ (2,241,267)	$ (2,151,249)

SCHEDULE II

FPCG, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

The Company is exempt from the reserve requirements of Rule 15c3-3 under paragraph k(2)(ii) as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Members of FPCG, LLC

In planning and performing our audit of the financial statements of FPCG, LLC as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered FPCG, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of FPCG, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of FPCG, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by FPCG, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because FPCG, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of FPCG, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes Based on this understanding and on our study, we believe that FPCG, LLC's practices and procedures, as described in the second paragraph of this report, were inadequate at December 31, 2013, to meet the SEC's objectives, due to the following material inadequacy:

FPCG, LLC's parent company was responsible for paying the royalty fees due on revenue earned by the company according to the expense sharing agreement between the broker dealer and the parent. The company had recorded the royalty fees as a capital contribution from its parent throughout the year, but subsequent to year end it was determined that the parent had not paid the royalty fees during the year and was not financially capable of doing so. Therefore, the liability reverted back to the company and resulted in a net capital deficiency as of December 31, 2013. In addition, commissions payable to a broker were not recorded on the Company's books, which when recorded further increased the deficiency in net capital. Notification of the net capital deficiency was reported to the SEC and FINRA on February 28, 2014. In March 2014 additional capital is expected to be contributed to bring the company's net capital back to required minimums. In addition, new accounting consultants were hired to correct the inadequacies with the accounting process that led to this error and new procedures have been implemented to prevent future recurrences.

These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of FPCG, LLC as of and for the year ended Dec 31, 2013, and this report does not affect our report thereon dated March 14, 2014.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

March 14, 2014

FPCG, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of FPCG, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by FPCG, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FPCG, LLC's compliance with the applicable instructions of Form SIPC-7. FPCG, LLC's management is responsible for FPCG, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

March 14, 2014

FPCG, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$17,216**
Less Payments Made:		
Date Paid	**Amount**	
PY Overpay	**$ 6,153**	
07-26-13	**29**	
02-27-14	**11,196**	**(17,378)**
Interest on late payment(s)		
Total Assessment Balance or Overpayment		**$ (162)**
Balance Paid with Form SIPC 7		**$ 0**
Overpayment to be carried forward		**$ (162)**

See Accountant's Report

FPCG, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2013

Total revenue	**$6,886,591**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 0**
SIPC NET OPERATING REVENUES	**$6,886,591**
GENERAL ASSESSMENT @ .0025	**$ 17,216**

See Accountant's Report